Exhibit 99.1

AB Volvo Increases Its Holding in Nissan Diesel

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 25, 2006--AB Volvo has exercised its option to purchase an additional 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 500 M, corresponding to JPY 439 per share. Volvo now owns a total of 19% of the shares in the Japanese truck manufacturer.

In addition, AB Volvo has acquired all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of SEK 3.5 billion, which corresponds to an average price of JPY 341 for each share after conversion. Combined, these lots  correspond to 46.5% of the shares in Nissan Diesel.

"We foresee possibilities for coordination gains between Nissan Diesel and the Group's other truck companies, but before we proceed further, we want to be the clearly largest owner in the company," says Volvo CEO Leif Johansson.

On March 21 this year, AB Volvo acquired 40 million shares, corresponding to 13% of the votes and capital in Nissan Diesel from Nissan Motor, with an option to purchase Nissan Motor's remaining 18,211,000 shares in the company, corresponding to 6% of the votes and capital, within four years. Volvo has now exercised this option and paid JPY 439 per share, which corresponds to 90% of the average price during the most recent three months.

Since Volvo first became an owner in Nissan Diesel, Volvo's Deputy CEO Jorma Halonen has assumed the position of vice chairman of Nissan Diesel's Board of Directors and jointly with a specifically appointed team investigated the possibilities of coordination between Nissan Diesel and the Volvo Group.

"The preliminary conclusions of this work are highly positive," says Volvo deputy CEO Jorma Halonen. "We foresee favorable possibilities for coordination and economies of scale in the development of products, particularly in the medium-heavy range, with regard to engines and drivelines, as well as within purchasing, distribution and sales." It was already evident earlier that Nissan Diesel complements the Volvo Group with regard to products as well as geographical coverage.

The preference shares that Volvo is now acquiring are in three classes and may during the period 2008-2014 be converted to shares in installments. It is the intention of Volvo to convert the preference shares. After full conversion the preference shares will represent 165.1 million shares that combined with the current holding of 19% will correspond to 46.5% of the votes and capital in Nissan Diesel. Volvo's total purchase consideration for the 46.5% in Nissan Diesel amounts to approximately SEK 5.4 billion, corresponding to JPY 390 per share. On September 22nd the closing price of the Nissan Diesel share was JPY 441.

Conversion is in stages and already on April 1, 2008, Volvo's ownership will amount to 41.9%. The purchase of preference shares and their conversion will not require AB Volvo to make a compulsory offer for the remaining shares.

"Through taking such a distinct ownership role, we establish a very strong alliance with Nissan Diesel," says Leif Johansson. "Intensified industrial cooperation will offer major mutual benefits for both partners and their owners", says Leif Johansson.

Note on press and telephone conference:

There will be a joint press and telephone conference with Volvo and Nissan Diesel management today at 09.00 CET.

Dial-in numbers for English:
Japan: 3-5539-7251
Sweden 8-505-96-354
United Kingdom: 20-7108-6387
USA 210-795-0517
Passcode: NISSANDIESEL

Dial-in numbers for Japanese:
Japan: 3-5539-8133
Passcode: NISSANDIESEL

September 25, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

The following files are available for download: (http://wpy.observer.se/wpyfs/00/00/00/00/00/08/52/F2/wkr0001.pdf)

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CONTACT: Volvo
Marten Wikforss, 31 66 11 27 or 705 59 11 49